Exhibit 19.1
Viant Technology Inc. Insider Trading Policy
Amended and Restated on August 2, 2024
I.Introduction
Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public (“Material Nonpublic Information”). These laws also prohibit persons with such Material Nonpublic Information from disclosing this information to others who trade securities.
Viant Technology Inc. (the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by directors, officers, employees and consultants (collectively, “Insiders”).
You are responsible for ensuring that you do not violate federal or state securities laws or this Policy. The Company designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.
If you violate the insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, the Company may face civil penalties up to the greater of $2.5 million (as adjusted for inflation), or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.
Both the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market LLC (“Nasdaq”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against insiders trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.
This Policy will be reviewed, evaluated and revised by the Company from time to time in light of regulatory changes, developments in the Company’s business and other factors.
II.Policies and Procedures

A.Trading Policy
1.In addition to the restrictions set forth elsewhere in this Policy, you may not buy or sell a company’s securities when you have Material Nonpublic Information about that company. This Policy against “insider trading” applies to trading in Company securities, as well as to trading in the securities of other companies, such as the Company’s customers and suppliers or a company with which the Company is or may be negotiating a major transaction, to the extent you obtain Material Nonpublic Information about such company in connection with your employment or service to the Company.

2.You may not convey Material Nonpublic Information about the Company or Material Nonpublic Information about another company obtained in connection with your employment or service to the Company to others. You also may not suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. These practices, known as “tipping,” also violate federal securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This Policy does not restrict legitimate business communications on a “need to know” basis.
3.It is against Company policy for you to engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling or purchasing Company securities within six months following a purchase or sale, respectively);
(b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions. Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you should exercise caution when including Company securities in a margin account or pledging Company securities as collateral for a loan. With respect to hedging transactions, you are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities.

The foregoing restrictions apply to all Insiders. These restrictions also apply to family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household (other than household employees), any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities, corporations or other business entities controlled or managed by you, and trusts for which you are the trustee or otherwise influence or control (all of the above, your “Family Members and Entities”). The SEC and federal prosecutors may presume that trading by Family Members and Entities is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.
This Policy continues to apply to you even after your employment or other relationship with the Company as an Insider has terminated or ended. If you are in possession of Material Nonpublic Information when your employment or other relationship ends, you may not trade in Company securities until that information has become public or is no longer material.

For purposes of this Policy, references to “trading” and “transactions” includes, among other things:

•purchases and sales of Company securities in public markets;

•sales of Company securities obtained through the exercise of employee stock options or upon the vesting of other equity awards granted by the Company;
•purchases and sales of derivative securities or any interest or position relating to the future price of Company securities, such as put options, call options and short or forward sales;
•making gifts of Company securities (including charitable donations); and
•using Company securities to secure a loan.
Notwithstanding the foregoing, for purposes of this Policy, “trading” and “transactions” does not include: (a) the vesting of equity-based awards; (b) the withholding of Company securities to satisfy a tax withholding obligation upon the vesting of equity-based awards; (c) the acquisition of Company securities upon the exercise of stock options where the exercise price and applicable tax withholding amounts are paid in cash or if there is a “net exercise.” A “net exercise” is the use of shares underlying a stock option to pay the exercise price and/or tax withholding obligation. However, any market sale of the stock received upon exercise or settlement of any such equity awards remains subject to all provisions of this Policy whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes; provided, that Insiders may sell-to-cover that number of shares of the Company’s securities necessary to satisfy the Company’s tax withholding obligations upon the exercise or settlement of options or other equity awards granted under the Company’s equity incentive plans if such sell-to-cover arrangement is effected pursuant to either (i) terms provided in the award agreement governing the applicable equity award or a program implemented by the Board of Directors of the Company or a duly appointed committee thereof or (ii) a written election by the individual employee, provided that in the case of an individual election (a) the election (including any changes to or termination of any election) is made during an open Window Period (as defined below) prior to the exercise or settlement of such options or other equity awards and (b) at the time of such election, change or termination, as applicable, such individual was not in possession of Material Nonpublic Information about the Company. For the avoidance of doubt, the subsequent sale of the remaining shares acquired upon the exercise or settlement of the options or other equity awards is subject to all provisions of this Policy.
In addition, trading in Company securities pursuant to a Rule 10b5-1 Plan (as defined below) “or non-Rule 10b5-1 trading arrangement” as defined by Item 408 of Regulation S-K is not subject to the trading prohibitions contained in this Policy, provided that such plan has been approved in advance in accordance with Section E of this Policy.
Insiders should consult the General Counsel (subject to Section G) if they have any questions regarding the interpretation or application of this Policy. As used in this Policy, the term “General Counsel” shall refer to any employee holding the title of Chief Legal Officer or General Counsel.
B.What is “Material Nonpublic Information”?
1.Material Information
Material information generally means information there is a reasonable likelihood that a reasonable investor would consider important in making an investment decision to buy, hold or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include:

•earnings, revenue or similar financial information;
•unexpected financial results;
•unpublished financial reports or projections;
•changes in control;
•changes in directors, executive management or auditors;
•significant actual or potential cybersecurity incidents or events that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;
•information about current, proposed or contemplated significant transactions, business plans, acquisition targets or significant expansions or contractions of operations;
•offerings of additional Company securities, significant borrowings or other financing transactions outside of the ordinary course;
•the declaration of a stock split or the proposed or contemplated issuance, redemption or repurchase of securities or changes in dividend policies;
•the establishment of a repurchase program for Company securities;
•material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;
•information about major contracts;
•gain or loss of a significant customer or supplier;
•major new products or designs or significant advances in product development or price changes on major products or services;
•the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, breakdown of labor negotiations or any major shut-down;
•extraordinary borrowing, bankruptcy or other liquidity concerns or developments; or
•the institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings.
Federal and Nasdaq investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the General Counsel (subject to Section G).

2.Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:
•it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, SEC filing, or a widely disseminated statement from a senior officer); and
•enough time has elapsed to permit the investment market to absorb and evaluate the information.
As a general rule, you should consider information to be nonpublic until one full trading day has lapsed following public disclosure.
C.Unauthorized Disclosure
All Insiders must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with federal and state securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines for Public Disclosures and Communications with the Investment Community. If you receive inquiries of this nature, refer them to the Chief Financial Officer or the General Counsel.
D.When and How to Trade Company Stock
Insiders may only trade in Company securities during a window period beginning after the completion of one full trading day following the public dissemination of the Company’s annual or quarterly financial results (each, an “Earnings Release”) and ending at 5:00 p.m. Pacific Time on the fourteenth day prior to the end of each fiscal quarter (each such period, a “Window Period”). For example, if the Company were to release earnings after the market close on Monday, November 6, trading could begin at 6:30 a.m. Pacific Time on Wednesday, November 8, and if the Company were to release earnings before the market open on Monday, November 6, trading could begin at 6:30 a.m. Pacific Time on Tuesday, November 7.
However, even if a Window Period is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, if you are subject to the Company’s Pre-clearance Policy (described below), you must pre-clear transactions even if you initiate them when a Window Period is open.
From time to time during a Window Period, the Company may close trading due to developments (such as a significant event or transaction) that involve Material Nonpublic Information.

In such cases, the General Counsel or another senior executive may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities or the securities of another company. If you are subject to a special blackout period, you should not trade in the applicable company’s securities during such time and you should not disclose to others the fact that you are prohibited from trading. You should not interpret the absence of a special blackout period as confirmation that you are not in possession of Material Nonpublic Information or as permission to trade in Company securities or the securities of any other company.
In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, you may wish to consider entering into a Rule 10b5-1 Plan.
1.Pre-clearance Policy
The Company requires its directors, officers and certain other employees and consultants who are so designated from time to time (such officers and designated employees and consultants, “Pre- clearance Insiders”) to contact the General Counsel in advance of effecting any purchase, sale or other trading of Company securities and to obtain prior approval of the transaction (the “Pre-clearance Policy”). The Pre-clearance Policy applies to directors and Pre-clearance Insiders even if a transaction is initiated while a Window Period is open. The Pre-clearance Policy also applies to Family Members and Entities of a director or Pre-clearance Insider. The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or the General Counsel may modify the list of Pre-clearance Insiders from time to time.
All requests must be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel will then determine whether the transaction may proceed. In the event that the General Counsel desires to trade in Company securities and obtain clearance of the proposed transaction in accordance with this Section D.3., pre-clearance of such transaction by the Chief Financial Officer is required. The Pre-clearance Policy applies even if you are initiating a transaction while a Window Period is open.
If a transaction is approved under the Pre-clearance Policy, the transaction must be executed before the earlier of (i) three business days after the approval is obtained and (ii) the conclusion of any Window Period then in effect, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.
If a proposed transaction is not approved under the Pre-clearance Policy, you should refrain from initiating any transaction in Company securities, and you should not inform anyone within or outside of the Company of the restriction.
In addition, when a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company and should describe fully those circumstances to the General Counsel. If applicable, the requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) within the past six months, and should be prepared to report the proposed transaction on a Form 4 filing with the SEC. The requestor should also be prepared to comply with Rule 144 of the Securities Act of 1933, as amended, and file a Form 144 with the SEC, if necessary, at the time of any sale.

Subject to Section E below, any transaction under a Rule 10b5-1 Plan or non-Rule 10b5-1 trading arrangement will not be subject to the Pre-clearance Policy or require pre-clearance at the time of the transaction.
E.Rule 10b5-1 Plans
Rule 10b5-1 of the Exchange Act, provides a defense from insider trading liability if trades occur pursuant to a pre-arranged, written trading plan established in compliance with the requirements of Rule 10b5-1 of the Exchange Act (each such plan, a “Rule 10b5-1 Plan”). It is possible to pre-arrange trades in Company securities by entering into a Rule 10b5-1 Plan. Rule 10b5-1 Plans can be established for a single trade or a series of trades. Among other things, a Rule 10b5-1 Plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. Alternatively, a Rule 10b5-1 Plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan. Because the SEC rules on Rule 10b5-1 Plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish such a plan.
All Rule 10b5-1 Plans and non-Rule 10b5-1 trading arrangements, including any amendments, modifications and terminations thereof, must be reviewed and approved in advance by the General Counsel.
F.Noncompliance
Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.
Once you have reviewed and understand this Policy, please acknowledge and confirm through the method(s) provided by the Company.
G.Questions
Questions about these guidelines should be directed to the General Counsel. At any time when the Company does not have a General Counsel, the duties and responsibilities assigned to the General Counsel under this policy shall be performed by the Chief Financial Officer.